ADVISORY AND SUBADVISORY FEE

WAIVER AGREEMENT

DoubleLine Capital LP	Aston Asset Management, LP
333 South Grand Avenue, 18th Floor	120 N. LaSalle St., 25th Floor
Los Angeles, California 90071	Chicago, Illinois 60602

March 21, 2013

The Board of Trustees

Aston Funds (the “Trust”)

c/o Aston Asset Management, LP

120 N. LaSalle St., 25th Floor

Chicago, Illinois 60602

Re: ASTON/DoubleLine Core Plus Fixed Income Fund (the “Fund”), a Series of the Aston Funds (the “Trust”)

Ladies and Gentlemen:

This letter agreement confirms certain agreements by Aston Asset Management, LP (the “Adviser”), DoubleLine Capital LP (the “Sub-Adviser”) and the Trust with respect to the Fund.

Pursuant to the terms of the Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser, dated April 15, 2010 (the “Advisory Agreement”), the Adviser has discretionary authority to manage the assets of the Fund (or delegate such management to one or more sub-advisers), and is entitled to receive from the Fund, on a monthly basis, an advisory fee in an amount equal to a percentage (stated as annualized rate) of the Fund’s average daily net asset value.

Pursuant to the terms of the Sub-Investment Advisory Agreement between the Adviser and the Sub-Adviser dated July 13, 2011 (the “Sub-Advisory Agreement”), the Fund’s assets are delegated by the Adviser to the Sub-Adviser for management on behalf of the Fund (the “Sub-Advised Assets”). Under the terms of the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a sub-advisory fee in an amount equal to 50% of the positive difference, if any, of the Advisory Fee with respect to the Sub-Advised Assets minus the sum of: (i) any Advisory Fees waived by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, (ii) any reimbursement of expenses by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, and (iii) any payments made by the Adviser to third parties that provide distribution, shareholder services or similar services on behalf of the Fund.

The Fund is managed by the Sub-Adviser pursuant to its “Core Plus Fixed Income” investment strategy, a strategy which includes the purchase and sale of bank loans. With respect to such strategy, the Sub-Adviser has advised the Trust and the Adviser of its determination that currently the most efficient and equitable way of allocating assets to the bank loan sector within the Core Plus Fixed Income strategy is to centralize the purchase and sale of bank loans into an open end investment company organized under the Investment Company Act of 1940 and managed by the Sub-Adviser. As a result, the DoubleLine Floating Rate Fund (“Floating Rate Fund”) has been formed, which is managed by the Sub-Adviser, and to which the Sub-Adviser may allocate a portion of the Fund’s Assets in order to provide the Fund with exposure to the bank loan sector within the Sub-Adviser’s Core Plus Fixed Income strategy.

The Sub-Adviser and the Adviser recognize the potential layering of fees and other conflicts of interest that may arise in connection with the Sub-Adviser’s allocation of a portion of the Fund’s Assets to the Floating Rate Fund.

Therefore, the Sub-Adviser hereby agrees with the Adviser that it will waive a portion of the sub-advisory fee payable by the Adviser under the terms of the Sub-Advisory Agreement (as currently in effect and as may be amended or updated from time to time hereafter) in an amount that is equal to the management fee earned by the Sub-Adviser from the Floating Rate Fund (and any other fund managed by the Sub-Adviser) that is attributable to any Sub-Advised Assets that are invested in Floating Rate Fund (or any other fund managed by the Sub-Adviser) (the “Fee Waiver Amount”).

Furthermore, the Adviser hereby agrees with the Trust, on behalf of the Fund, that it will waive the advisory fee payable by the Fund under the terms of the Advisory Agreement (as currently in effect and as may be amended or updated from time to time hereafter) in an amount that is equal to the Fee Waiver Amount described above.

Pursuant to an Amended and Restated Expense Reimbursement Agreement between the Trust, on behalf of the Fund, and the Adviser, dated July 1, 2012 (the “Reimbursement Agreement”), the Adviser has agreed to waive management fees and/or reimburse ordinary operating expenses through at least February 28, 2014 to the extent that operating expenses exceed 0.94% of the Fund’s average daily net assets with respect to Class N shares and 0.69% of the Fund’s average daily net assets with respect to Class I shares (the “Operating Expense Limit”). The Fee Waiver Amount shall reduce the advisory fee prior to the calculation of any necessary fee waiver or expense reimbursement in connection with the Reimbursement Agreement, and shall not be eligible for recoupment by the Adviser under the terms of Section 2 of the Reimbursement Agreement.

The Adviser and the Sub-Adviser further agree that the deductions of the Fee Waiver Amount from the advisory fee and sub-advisory fee shall commence as of the initial allocation of Sub-Advised Assets to the Floating Rate Fund, and shall remain in effect for so long as Sub-Advised Assets remain invested in the Floating Rate Fund or any other fund managed by the Sub-Adviser.

Sincerely,

ASTON ASSET MANAGEMENT, LP

By:	/s/ Kenneth Anderson

Name:	Kenneth Anderson
Title:	President

DOUBLELINE CAPITAL LP

By:	/s/ Louis C. Lucido

Name:	Louis C. Lucido
Title:	Chief Operating Officer

Your signature below acknowledges acceptance of this letter agreement by the Trust on behalf of the Fund.

ASTON FUNDS, on behalf of ASTON/DoubleLine Core Plus Fixed Income Fund

By:	/s/ Gerald F. Dillenburg

Name:	Gerald F. Dillenburg
Title:	Senior Vice President